UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated January 16, 2009
         CDC Expects Adjusted EBITDA for the Second Half of 2008 to Exceed
         Previously-Announced Estimate

1.02     Press release dated January 20, 2009
         Leading Global Hearing Aid Manufacturer To Implement CDC Software’s
         Pivotal CRM Solution Throughout Its Worldwide Sites

1.03     Press release dated 30, 2009
         CDC Corporation Announces Additional Purchase of Convertible Notes
         from Another Note Holder Below Par Value

1.04     Press release dated February 4, 2009
         CDC Corporation Reaffirms Its Second Half 2008 Guidance for Adjusted
         EBITDA from Continuing Operations

1.05     Press release dated February 5, 2009
         CDC Software Launches its Enterprise Complaint and Feedback Management
         Solution in India

1.06     Press release dated February 9, 2009
         CDC Software Agrees To Acquire A Leading Supply Chain Event
         Management and Business Activity Monitoring Provider

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: February 13, 2009	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated January 16, 2009 -- CDC Expects Adjusted EBITDA for the Second Half of 2008 to Exceed Previously-Announced Estimate
1.02	Press release dated January 20, 2009 -- Leading Global Hearing Aid Manufacturer To Implement CDC Software’s Pivotal CRM Solution Throughout Its Worldwide Sites
1.03	Press release dated January 30, 2009 -- CDC Corporation Announces Additional Purchase of Convertible Notes from Another Note Holder Below Par Value
1.04	Press release dated February 4, 2009 -- CDC Corporation Reaffirms Its Second Half 2008 Guidance for Adjusted EBITDA from Continuing Operations
1.05	Press release dated February 5, 2009 -- CDC Software Launches its Enterprise Complaint and Feedback Management Solution in India
1.06	Press release dated February 9, 2009 -- CDC Software Agrees To Acquire A Leading Supply Chain Event Management and Business Activity Monitoring Provider